1701 Market Street                                                  MORGAN LEWIS
Philadelphia, PA 19103-2921
215.963.5000
Fax: 215.963.5001

LEON SALKIN
ASSOCIATE
215.963.5620
LEON.SALKIN@MORGANLEWIS.COM

May 25, 2016

FILED AS EDGAR CORRESPONDENCE

Trace Rakestraw, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: The Advisors' Inner Circle Fund II 485(a) Filing (File Nos. 033-50718 and 811-07102)
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Dear Mr. Rakestraw:

On behalf of our client, The Advisors' Inner Circle Fund II (the "Trust"), this letter responds to the comments you provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on May 16, 2016, regarding the Trust's post-effective amendment no. 206, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment no. 208, under the Investment Company Act of 1940, as amended (the "1940 Act"), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the "Amendment") with respect to the Hancock Horizon Burkenroad Small Cap Fund (the "Fund"). Below, we have briefly summarized your comments and questions, followed by our responses based on information provided by the Adviser. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

COMMENTS ON THE PROSPECTUS

1. COMMENT. Please confirm supplementally that the Management Fees in the "Annual Fund Operating Expenses" table are calculated as if the current fees had been in effect during the previous fiscal year.

     RESPONSE. The Trust confirms that the Management Fees in the "Annual Fund Operating Expenses" table are calculated as if the current fees had been in effect during the previous fiscal year.

2. COMMENT. In the "Annual Fund Operating Expenses" table, please replace "Distribution (12b-1) Fees" with "Distribution and/or Service (12b-1) Fees."

     RESPONSE. The requested change has been made.


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3.   COMMENT. Please confirm supplementally that the Shareholder Servicing Fees are separate from the Distribution and/or Service (12b-1) Fees.

     RESPONSE. The Trust confirms that the Shareholder Servicing Fees are separate from the Distribution and/or Service (12b-1) Fees.

4. COMMENT. In the "Principal Investment Strategy" section, please describe any economic ties that a company must have to Alabama, Florida, Georgia, Louisiana, Mississippi and Texas, beyond having a location or doing business in one of the states, for the company to be counted towards the Fund's 80% policy.

     RESPONSE. The Adviser confirms that a company does not need to have any economic ties to Alabama, Florida, Georgia, Louisiana, Mississippi and Texas, beyond having a location or doing business in one of the states, to be counted towards the Fund's 80% policy.

5.   COMMENT. In the "Principal Investment Strategy" section, please clarify
     (a) how the three year average maximum market capitalization of companies in the Russell 2000 Index or the S&P Small Cap 600 Index is calculated, and
     (b) that if the Fund purchases additional stock of a company it already owns after the company's market capitalization grows above the Fund's small-capitalization range, such purchase would not be counted toward the Fund's 80% policy.

     RESPONSE. The section has been revised to read as follows:

          The Fund considers small-capitalization companies to be those with market capitalizations, at the time of purchase, that fall within or below the current range of companies in either the Russell 2000 Index or the S&P Small Cap 600 Index, or below the average of the maximum market capitalizations of companies in either index as of January 31 of each of the three preceding years.

6. COMMENT. Please consider adding a descriptive heading for each principal risk disclosed in the "Principal Risks" section.

     RESPONSE. The requested changes have been made.

7. COMMENT. Please explain supplementally why the 1 year before tax return for Investor Class Shares in the "Average Annual Total Returns" table differs from the 2015 Investor Class Shares return in the bar chart.

     RESPONSE. As noted in the "Performance Information" section, the Investor Class Shares performance provided in the "Average Annual Total Returns" table represents the performance of Investor Class Shares when they were called Class A Shares and includes the Maximum Sales Charge (Load) that was applicable to Class A Shares.



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

8. COMMENT. In the "Average Annual Total Returns" table, please remove the reference to sales charges in the description of the Lipper Small-Cap Core Funds Classification Average.

     RESPONSE. The Trust respectively declines to make the requested change because, as noted above, the Investor Class Shares performance provided in the "Average Annual Total Returns" table represents the performance of Investor Class Shares when they were called Class A Shares and includes the Maximum Sales Charge (Load) that was applicable to Class A Shares.

9. COMMENT. Please confirm supplementally that the Fund does not charge a redemption fee.

     RESPONSE. The Trust confirms that the Fund does not charge a redemption fee.

10. COMMENT. Please add "small-capitalization risk" and "regional focus risk" disclosure to the "More Information about Risk" section.

     RESPONSE. The requested changes have been made.

11. COMMENT. In the "More Information About the Burkenroad Reports" section, please specify the types of students that participate in the Burkenroad Reports program.

     RESPONSE. The first sentence of the section has been revised to read as follows:

          Burkenroad Reports is an educational program on investment research in which selected MBA and undergraduate students at Tulane University's A.B. Freeman School of Business participate.

12. COMMENT. Please include a statement indicating that a discussion regarding the basis for the board of trustees approving the investment advisory agreement of the Fund is available in the Fund's annual or semi-annual report to shareholders, as applicable, and providing the period covered by the relevant annual or semi-annual report.

     RESPONSE. The requested change has been made.

13. COMMENT. In the "Investment Adviser" section, please describe the termination provisions of the Fund's contractual expense limitation agreement.

     RESPONSE. The requested change has been made.

14. COMMENT. Please revise the "Additional Compensation" section to clarify whether the Hancock affiliates may receive 12b-1 fees and shareholder servicing fees for the "custodial, brokerage or investment related services" that they provide.

     RESPONSE. The references to custodial, brokerage or investment related services have been removed from the section.


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15.  COMMENT. Under the "Minimum Purchases" heading in the "How to Purchase
     Fund Shares" section, please clarify the types of plans for which the initial minimum investment is waived.

     RESPONSE. The section has been revised to, among other things, clarify that the initial minimum investment is waived for retirement plans.

COMMENTS ON THE STATEMENT OF ADDITIONAL INFORMATION

16. COMMENT. For consistency with the Fund's 80% policy, please add "and other equity securities" following "common stocks" in the description of the types of instruments in which the Fund will be as fully invested as practicable under normal conditions in the "Investment Objectives and Policies of the Funds" section.

     RESPONSE. The Trust respectively declines to make the requested change because the Fund will be as fully invested as practicable in common stocks under normal conditions, despite the inclusion of other equity securities in the Fund's 80% policy.

17. COMMENT. Please confirm that the Fund does not expect to invest in equity securities of foreign issuers traded in the United States, including ADRs, as part of its principal investment strategy or, alternatively, add appropriate disclosure to the prospectus.

     RESPONSE. The Adviser confirms that it does not currently expect investments in equity securities of foreign issuers traded in the United States, including ADRs, to be part of the Fund's principal investment strategy.

18. COMMENT. Please confirm that the Fund does not expect securities lending to be part of its principal investment strategy or, alternatively, add appropriate disclosure to the prospectus.

     RESPONSE. The Adviser confirms that it does not currently expect securities lending to be part of the Fund's principal investment strategy.

19. COMMENT. Please add "counterparty risk" disclosure under the "Derivatives" heading in the "Description of Permitted Investments and Risk Factors" section.

     RESPONSE. The requested change has been made.

20. COMMENT. Under the "Short Sales" heading in the "Description of Permitted Investments and Risk Factors" section, please indicate that the Fund cannot sell securities short given its non-fundamental policy regarding short sales.

     RESPONSE. The Trust respectively declines to make the requested change because the Fund's non-fundamental policy regarding short sales indicates that the Fund may "make short sales 'against the box' or in compliance with the SEC's position regarding the asset segregation requirements imposed by
     Section 18 of the 1940 Act."

                            * * * * * * * * * * * *


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I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5620.

Very truly yours,

/s/ Leon Salkin
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Leon Salkin


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